Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

27th April 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05007763

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
2004 Final Dividend

I enclose for your attention a notification dated 27th April 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No ^^-3085

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	12:39 27-Apr-05
Number	5938L

JARDINE STRATEGIC HOLDINGS LIMITED

2004 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2004 final dividend of the above Company. The dividend will be paid on 11th May 2005, subject to approval at the Annual General Meeting.

2004 final dividend per share:	US cents 10.40
GBP equivalent:	5.4626 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

27th April 2005

www.jardines.com

END

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